Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124107

PROSPECTUS SUPPLEMENT NO. 2
TO PROSPECTUS DATED JULY 21, 2005

SCIENTIFIC GAMES CORPORATION

$275,000,000 Principal Amount of
0.75% Convertible Senior Subordinated Debentures Due 2024
and 9,450,183 Shares of Common Stock Issuable Upon Conversion of the Debentures

This prospectus supplement relates to the resale by the selling securityholders (including their transferees, pledgees or donees or their successors) of up to $275 million aggregate principal amount of 0.75% Convertible Senior Subordinated Debentures due 2024 issued by Scientific Games Corporation and the shares of common stock issuable upon conversion of the debentures.

This prospectus supplement should be read in conjunction with the prospectus dated July 21, 2005, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Investing in the Securities involves risks that are described in the "RISK FACTORS" section beginning on page 16 of the prospectus.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 11, 2005.

1.    Selling Securityholders

The information in the table appearing under the heading "Selling Securityholders" beginning on page 76 of the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus, and by superseding the information with respect to persons listed in the prospectus that are listed below.

The following table sets forth certain information as of August 10, 2005, except where otherwise noted, concerning the principal amount of debentures beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The number of shares of common stock issuable upon conversion of the debentures shown in the table below assumes conversion of the full amount of debentures held by each holder at an initial conversion price of $29.10 per share. This conversion price is subject to adjustments in certain circumstances. Because the selling securityholders may offer all or some portion of the debentures or the common stock issuable upon conversion of the debentures, we have assumed for purposes of the table below that the named selling securityholders will sell all of the debentures or convert all of the debentures and sell all of the common stock issuable upon conversion of the debentures offered by this prospectus. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary. Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of debentures or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution" for further information.

Name	Aggregate Principal Amount of Debentures Beneficially Owned and Offered	Percentage of Debentures Outstanding**	Shares of Common Stock Issuable Upon Conversion of the Debentures***	Other Shares of Common Stock Beneficially Owned Before the Offering and Assumed to be Owned Following the Offering	Percentage of Common Stock Outstanding****
Bear, Stearns & Co. Inc.* (1)	$1,460,000	—	50,172	544,734	—
Canadian Imperial Holdings Inc. (2)	3,320,000	1.21%	114,089
CIBC World Markets (3)	1,300,000		44,674
DBAG London (4)	2,000,000		68,729
D.E. Shaw Investment Group, L.L.C. (5)	700,000		24,055
D.E. Shaw Valence Portfolios, L.L.C. (6)	6,300,000	2.29%	216,495
Deutsche Bank Securities Inc. (7)	1,355,000		46,564
Independence Blue Cross (8)	311,000		10,687

Name	Aggregate Principal Amount of Debentures Beneficially Owned and Offered	Percentage of Debentures Outstanding**	Shares of Common Stock Issuable Upon Conversion of the Debentures***	Other Shares of Common Stock Beneficially Owned Before the Offering and Assumed to be Owned Following the Offering		Percentage of Common Stock Outstanding****
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (9)	1,070,000		36,770
International Truck & Engine Corporation Retirement Plan for Salaried Employee's Trust (10)	1,030,000		35,395
Pimco Convertible Fund (11)	525,000	—	18,041	—		—
Policemen and Firemen Retirement System of the City of Detroit (12)	224,000		7,698
Putnam Convertible Income-Growth Trust (13)	5,400,000	1.96%	185,567
Syngenta AG (14)	305,000		10,481
The Northwestern Mutual Life Insurance Company-General Account (15)	5,000,000	1.82%	171,822	311,700	(16)
The Northwestern Mutual Life Insurance Company-Group Annuity Separate Account (17)	300,000		10,309	80,400
Trustmark Insurance (18)	144,000		4,948
Vanguard Convertible Securities Fund, Inc. (19)	14,915,000	5.42%	512,544
Any other holder of Debentures or future transferees, pledgees, donees or successors of any holder *****	5,680,000	2.07%	195,189	—		—

(1) Bear, Stearns & Co. Inc. was (i) joint bookrunner on Scientific Games Corporation's private offering of $250,000,000.00 0.75% convertible senior subordinated debentures due 2024, (ii) joint bookrunner on Scientific Games Corporation's private offering of $200,000,000.00 6.25% senior subordinated notes due 2012, (iii) joint lead arranger and joint bookrunner on Scientific Games Corporation's credit agreement, dated as of December 23, 2004 and (iv) sole bookrunning manager on Scientific Games Corporation's 12,500,000 share offering in June 2002. Bear, Stearns & Co. Inc. is a subsidiary of The Bear Stearns Companies Inc. Bear, Stearns & Co. Inc is a broker-dealer registered pursuant to Section 15 of the Exchange Act. Bear, Stearns & Co. Inc. acquired their debentures in the ordinary course of business for investment purposes. See "Plan of Distribution."

(2) Craig Chilton exercises investment and voting control on behalf of Canadian Imperial Holdings Inc. with respect to the security listed on the table. Canadian Imperial Holdings Inc. is an indirect wholly owned subsidiary of Canadian Imperial Bank of Commerce (NYSE: BCM). Canadian Imperial Holdings Inc. is an affiliate of a broker—dealer registered pursuant to Section 15 of the Exchange Act.

(3) CIBC World Markets is a publicly traded entity. CIBC World Markets is a broker-dealer registered pursuant to Section 15 of the Exchange Act.

(4) Deutsche Bank Securities Inc. is the investment advisor for DBAG London with respect to the security listed on the table. Patrick Corrigan exercises investment and voting control on behalf of Deutsche Bank Securities Inc. DBAG London is an affiliate of Deutsche Bank Securities Inc., a broker-dealer registered pursuant to Section 15 of the Exchange Act.

(5) D.E. Shaw & Co. L.P. is either the managing member or investment adviser for D.E. Shaw Investment Group, L.L.C. with respect to the security listed on the table. Julius Gaudio, Eric Wepsic, and Anne Dinning, or their designees exercise investment and voting control on behalf of D.E. Shaw & Co. L.P. D.E. Shaw Investment Group, L.L.C. is an affiliate of D.E. Shaw Investments, L.P.; D.E. Shaw Valence, L.L.C.; D.E. Shaw Securities, L.L.C.; and Market Point Trading, L.L.C., which are all broker-dealers registered pursuant to Section 15 of the Exchange Act.

(6) D.E. Shaw & Co. L.P. is either the managing member or investment adviser for D.E. Shaw Valence Portfolios, L.L.C. with respect to the security listed on the table. Julius Gaudio, Eric Wepsic, and Anne Dinning, or their designees exercise investment and voting control on behalf of D.E. Shaw & Co. L.P. D.E. Shaw Valence Portfolios, L.L.C. is an affiliate of D.E. Shaw Investments, L.P.; D.E. Shaw Valence, L.L.C.; D.E. Shaw Securities, L.L.C.; and Market Point Trading, L.L.C., which are all broker-dealers registered pursuant to Section 15 of the Exchange Act.

(7) Deutsche Bank Securities Inc. is a publicly traded entity. Deutsche Bank Securities Inc. is a broker-dealer registered pursuant to Section 15 of the Exchange Act.

(8) Advent Capital Management, LLC is the investment manager for Independence Blue Cross and exercises investment and voting control on behalf of Independence Blue Cross with respect to the security listed on the table.

(9) Lord Abbett & Co is the investment advisor for International Truck & Engine Corporation Non-Contributory Retirement Plan Trust with respect to 625,000 of the security listed on the table. Maren Lindstrom exercises investment and voting control on behalf of Lord Abbett & Co. Oaktree Capital Management LLC is the investment manager for International Truck & Engine Corporation Non-Contributory Retirement Plan Trust with respect to 1,070,000 of the security listed on the table. Lawrence Keele exercises investment and voting control on behalf of Oaktree Capital Management LLC. International Truck & Engine Corporation Non-Contributory Retirement Plan Trust is an affiliate of a broker-dealer registered pursuant to Section 15 of the Exchange Act.

(10) Lord Abbett & Co is the investment advisor for International Truck & Engine Corporation Retirement Plan for Salaried Employee's Trust with respect to 1,025,000 of the security listed on the table. Maren Lindstrom exercises investment and voting control on behalf of Lord Abbett & Co. Oaktree Capital Management LLC is the investment manager for International Truck & Engine Corporation Retirement Plan for Salaried Employee's Trust with respect to 1,030,000 of the security listed on the table. Lawrence Keele exercises investment and voting control on behalf of Oaktree Capital Management LLC. International Truck & Engine Corporation Retirement Plan for Salaried Employee's Trust is an affiliate of a broker-dealer registered pursuant to Section 15 of the Exchange Act.

(11) Pacific Investment Management Company is the investment advisor for Pimco Convertible Fund with respect to the security listed on the table. Mark Hudoff, PM, exercises investment and voting control on behalf of Pacific Investment Management Company.

(12) Advent Capital Management, LLC is the investment manager for Policemen and Firemen Retirement System of the City of Detroit and exercises investment and voting control on behalf of Policemen and Firemen Retirement System of the City of Detroit with respect to the security listed on the table.

(13) Putnam Investment Management, LLC is the investment manager for Putnam Convertible Income-Growth Trust with respect to the security listed on the table. Putnam Investment Management, LLC, through a series of holding companies, is owned by Marsh & McLennan Companies, Inc., a publicly owned company. Putnam Convertible Income-Growth Trust is an affiliate of Putnam Retail Management Limited Partnership, a broker-dealer registered pursuant to Section 15 of the Exchange Act.

(14) Froley, Revy Investment Co Inc. is the investment manager for Syngenta AG with respect to the security listed on the table. Ann Houlihan exercises investment and voting control on behalf of Froley, Revy Investment Co Inc.

(15) Northwestern Investment Management Company, LLC, a wholly-owned company of The Northwestern Mutual Life Insurance Company, is the investment advisor for The Northwestern Mutual Life Insurance Company-General Account and exercises investment and voting control on behalf of The Northwestern Mutual Life Insurance Company-General Account with respect to the security listed on the table. The following NASD members are affiliated with The Northwestern Mutual Life Insurance Company and are broker-dealers registered pursuant to Section 15 of the Exchange Act: Northwestern Mutual Investment Services, LLC; Frank Russell Capital Inc.; Frank Russell Securities, Inc.; and Russell Fund Distributors, Inc.

(16) Northwestern Investment Management Company, LLC and/or Mason Street Advisors, LLC, wholly owned companies of The Northwestern Mutual Life Insurance Company, are investment advisors to The Northwestern Mutual Life Insurance Company and certain of their affiliated entities and therefore may be deemed to be the indirect beneficial owner (s) with shared investment and voting control of Scientific Games Class A Common Stock (CUSIP No. 80874P109) currently held by the following entities: Northwestern Long Term Care Insurance Company (2,200 shares); Northwestern Mutual Life Foundation, Inc. (4,700 shares); Mason Street Funds, Inc. (8,700 shares / Asset Allocation Fund; 85,700 shares / Aggressive Growth Fund); and Northwestern Mutual Series Fund, Inc. (9,100 shares / Asset Allocation Portfolio; 564,700 shares / Aggressive Growth Stock Portfolio).

(17) Northwestern Investment Management Company, LLC, a wholly-owned company of The Northwestern Mutual Life Insurance Company, is the investment advisor for The Northwestern Mutual Life Insurance Company-Group Annuity Separate Account and exercises investment and voting control on behalf of The Northwestern Mutual Life Insurance Company-Group Annuity Separate Account with respect to the security listed on the table. The following NASD members are affiliated with The Northwestern Mutual Life Insurance Company and are broker-dealers registered pursuant to Section 15 of the Exchange Act: Northwestern Mutual Investment Services, LLC; Frank Russell Capital Inc.; Frank Russell Securities, Inc.; and Russell Fund Distributors, Inc.

(18) Advent Capital Management, LLC is the investment manager for Trustmark Insurance and exercises investment and voting control on behalf of Trustmark Insurance with respect to the security listed on the table.

(19) Oaktree Capital Management LLC is the investment manager for Vanguard Convertible Securities Fund, Inc. with respect to the security listed on the table. Lawrence Keele exercises investment and voting control on behalf of Oaktree Capital Management LLC. Vanguard Convertible Securities Fund, Inc. is an affiliate of a broker-dealer registered pursuant to Section 15 of the Exchange Act.

* As indicated in the footnotes, certain selling securityholders are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that any such selling securityholders did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to registration statement of which this prospectus is a part to designate such person as an "underwriter" within the meaning of the Securities Act of 1933.

** Unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding Debentures.

*** Assumes conversion of all of the holder's Debentures at our initial conversion rate of approximately 34.3643 shares of common stock per 1,000 principal amount of the Debentures. This conversion rate is subject to adjustment as described under "Description of Debentures—Conversion." As a result, the number of shares of common stock issuable upon conversion of the Debentures may change in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the Debentures and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the Debentures, as described under "Description of Debentures—Conversion."

**** Based on the 89,118,925 outstanding shares of Scientific Games as of May 19, 2005, none of these selling securityholders would beneficially own 1% or more of the outstanding shares following the sale of securities in the offering.

***** Assumes that any other holders of Debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of Debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the Debentures at the initial conversion rate.

2.    Plan of Distribution

The following paragraph supersedes the information in the tenth paragraph in the Plan of Distribution section in the Prospectus.

Any selling securityholder who is a "broker-dealer" may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. To our knowledge based upon information provided to us by selling securityholders, the only selling securityholders who are registered broker dealers are J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc. As a result, such selling securityholders are each an underwriter in connection with the sale of the debentures or the shares of common stock issuable upon conversion of the debentures covered by this prospectus. These securityholders have informed us that they have purchased their debentures in the open market and in the ordinary course of business, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by these securityholders.